Exhibit C

Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

April ____, 2005

        Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission’s Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2005 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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Energy East Corporation (70- ________)

        Energy East Corporation (“Energy East”), a New York corporation and a registered public utility holding company under the Act, and its associated companies, Berkshire Energy Resources (“Berkshire Energy”), Central Maine Power Company (“Central Maine”), CMP Group, Inc. (“CMP Group”), Connecticut Energy Corporation (“Connecticut Energy”), Connecticut Natural Gas Corporation (“Connecticut Natural Gas”), CTG Resources, Inc. (“CTG Resources”), Energy East Capital Trust I, Energy East Enterprises, Inc. (“Energy East Enterprises”), Maine Natural Gas Corporation (“Maine Natural Gas”), Maine Electric Power Company, Inc. (“MEPCo”), New York State Electric & Gas Corporation (“NYSEG”), NOVARCO, Rochester Gas and Electric Corporation (“RG&E”), RGS Energy Group, Inc. (“RGS”), The Berkshire Gas Company (“Berkshire Gas”) and The Southern Connecticut Gas Company (“Southern Connecticut Gas”), (collectively, “Applicants”) are seeking authorization under the Act relating to certain financing transactions as described in greater detail below. Terms not defined herein are defined in the Application.

        On September 12, 2000, the Securities and Exchange Commission (the “SEC” or “Commission”) issued an order (the “Financing Order”) authorizing (1) ongoing financing activities of Energy East and its Subsidiaries; (2) intrasystem extensions of credit; (3) the creation, acquisition or sale of non-utility subsidiaries; (4) the payment of dividends out of capital and unearned surplus; and (5) other related matters pertaining to Energy East and its Subsidiaries.1

        On January 28, 2003 the Commission issued its first supplemental order (“Supplemental Order I”) authorizing modifications to the Financing Order, among other things, to reflect the acquisition of RGS by Energy East and the inclusion of RGS and its subsidiaries as new direct and indirect Subsidiaries of Energy East, releasing jurisdiction over a tax allocation agreement and reserving jurisdiction over (i) the brokering and marketing of electricity, natural gas and other energy commodities activities outside of the United State and Canada; (ii) other activities of companies engaged or formed to engage in activities permitted by rule 58 outside the United States, and (iii) the use of certain investment grade criteria in the issuance of certain securities.2 The Supplemental Order I also extended the authorization period contemplated in the Financing Order until September 30, 2005.

        Finally, on January 29, 2004 the Commission issued its second supplemental order (“Supplemental Order II”) releasing jurisdiction over the use of certain investment grade criteria in the issuance of certain securities.3 Except for issuances of common stock, no guarantees or other securities may be issued in reliance upon such authorization unless (1) the security to be issued, if rated, is rated investment grade; (2) all outstanding securities of the issuer that are rated, are rated investment grade; and (3) all outstanding securities of Energy East that are rated, are rated investment grade (collectively, “Investment Grade Ratings Criteria”). The Commission reserved jurisdiction over the issuance of any securities that are rated below investment grade and over the issuance of any guarantee or other security at any time that the Investment Grade Ratings Criteria are not satisfied.

        The Application seeks to extend the authority granted in the Financing Order and Supplemental Orders I and II to Applicants, as modified in the Application, for an authorization period beginning on the date of the issuance of the Commission’s order granting the Application and extending through September 30, 2008 (“Authorization Period”). The current financing authorization expires on September 30, 2005. Applicants also seek authorization to continue to retain certain Intermediate Holding Companies as more fully discussed below.

General Terms and Conditions of Financing

        The Applicants request authorization to engage in financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be exempt under Rule 52, without further prior approval by the Commission. The following general terms would be applicable where appropriate to the proposed external financing activities requested to be authorized (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer):

o	The effective cost of money on long-term debt, preferred stock, preferred securities, and equity-linked securities will not exceed the greater of (a) 500 basis points over the comparable-term U.S. Treasury securities or other government benchmark for the currency concerned having a remaining term equal to the term of such series or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

o	Applicants represent that the effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application will not exceed the greater of (a) 500 basis points over the comparable-term London Interbank Offered Rate (“LIBOR”) or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

o	Applicants represent that the maturity of long-term debt will be more than one year but not longer than 50 years after the issuance thereof. Preferred securities and equity-linked securities will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock; however, preferred stock issued directly by Energy East may be perpetual in duration. Short-term debt will have a maturity of up to one year.

o	Applicants represent that the underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

o	Applicants represent that Energy East will maintain common stock equity[4] as a percentage of total consolidated capitalization,[5] as shown in its most recent quarterly balance sheet of at least 30%.[6] Each Utility Subsidiary and Intermediate Holding Company on an individual basis (except NOVARCO), will maintain common stock equity of at least 30% of total capitalization as shown in each company’s most recent quarterly balance sheet.

o	Applicants further represent that no guarantees or other securities, other than common stock or short-term debt to fund the public utility companies (“Utility Subsidiaries”), may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of Energy East that are rated, are rated investment grade. For purposes of this provision, a security will be deemed to be rated “investment grade” if it is rated investment grade by at least one nationally recognized statistical rating organization (“NRSRO”), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (“1934 Act”). Applicants request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

o	Applicants represent that no security will be issued pursuant to the authorization sought in the Application after the last day of the Authorization Period, provided that securities issuable or deliverable upon exercise or conversion of, or in exchange for, securities which were issued during the Authorization Period, may be issued or delivered subsequent to the end of the Authorization Period.

Use of Proceeds

        Applicants represent that the proceeds from the financings will be used for general corporate purposes, including: (1) financing investments by and capital expenditures of Energy East and its Subsidiaries, including, the funding of future investments in exempt wholesale generators, as defined in section 32 of the Act, (“EWGs”), foreign utility companies, as defined in section 33 of the Act, (“FUCOs”), companies engaged or formed to engage in activities permitted by Rule 58 (“Rule 58 Subsidiaries”), and exempt telecommunications companies (“ETCs”), (2) the repayment, redemption, refunding or purchase by Energy East or any Subsidiary of any of its own securities; and (3) financing working capital requirements of Energy East and its Subsidiaries. Energy East represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58.

        Energy East states that the aggregate amount of the proceeds of any financing and Energy East guaranties approved by the Commission in this proceeding that are used to fund investments in “exempt wholesale generators” as defined in Section 32 of the Act (“EWGs”) and “foreign utility companies” as defined in Section 33 of the Act (“FUCOs”) will not, when added to Energy East’s “aggregate investment” (as defined in Rule 53) in all such entities at any point in time, exceed 50% of Energy East’s “consolidated retained earnings” (also as defined in Rule 53).  Furthermore, Energy East represents that the proceeds of any financing and Energy East Guaranties and Nonutility Subsidiary Guaranties utilized to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule.

Description of Proposed Financing Program

A.     Energy East External Financing

        Energy East requests authorization to issue and sell securities including, but not necessarily limited to, common stock, preferred stock, preferred securities, equity-linked securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities), long-term debt, subordinated debt, bank borrowings, securities with call or put options, and securities convertible into any of these securities.7 The aggregate amount of new financing obtained by Energy East during the Authorization Period (exclusive of short-term debt), through the issuance of securities, in each case valued at the time of issuance, shall not exceed $3.9 billion outstanding at any one time (“Energy East External Limit”),8 provided that securities issued for purposes of refunding or replacing other outstanding securities where Energy East’s capitalization is not increased from that in place on December 31, 2004 as a result thereof shall not be counted against this limitation.9 In addition, Energy East requests authority to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, short-term debt, including commercial paper and bank borrowings, in an aggregate principal amount at any time outstanding during the Authorization Period not to exceed $750 million (“Energy East Short-term Limit”), provided that securities issued for purposes of refunding or replacing other outstanding short-term debt securities where Energy East’s capitalization is not increased as a result thereof shall not be counted against this limitation.

        Applicants represent that all securities issued by Energy East in accordance with the authorization requested in the Application, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable parameters set forth above. Further, the aggregate principal amount of all indebtedness of Energy East issued and outstanding during the Authorization Period pursuant to the Commission’s authorization of this Application would not exceed $2.3 billion (the “Energy East Debt Limitation”).

        Applicants maintain that Energy East contemplates that such securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933, as amended (“1933 Act”) in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers. If underwriters are used, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Energy East) or directly by one or more underwriters acting alone, or may be sold directly by Energy East or through agents designated by Energy East from time to time. If dealers are utilized, Energy East will sell such securities to the dealers, as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, Energy East may grant the underwriters thereof a “green shoe” option permitting the purchase from Energy East at the same price additional shares then being offered solely for the purpose of covering over-allotments.

        Common Stock

        Energy East proposes that it be granted authorization to issue and sell common stock, or options, warrants or other stock purchase rights exercisable for common stock, pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Energy East maintains that it may also issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (e.g., Rule 58).10

        Energy East also proposes to issue common stock and/or purchase shares of its common stock (either currently or under forward contracts) in the open market for purposes of (i) reissuing such shares at a later date pursuant to stock-based plans which are maintained for stockholders, employees and nonemployee directors or (ii) managing its capital structure. Energy East may make open-market purchases of common stock in accordance with the terms of, or in connection with, the operation of the plans, or as part of a program to repurchase its securities generally. Stock repurchases would be conducted through open market transactions and could include the acquisition at arms’-length of Energy East common stock from institutional investors that may have an affiliate interest in Energy East.

        Energy East currently has in effect certain stock based plans which authorize grants of its common stock, stock options and other stock-based awards to eligible employees and directors. Energy East may issue shares of its common stock under the authorization and within the limitations set forth in the Application in order to satisfy any of its obligations under all such plans and under plans which replace any plans currently in effect. Energy East requests authorization to issue and/or sell shares of common stock pursuant to these existing and hereafter adopted stock plans and employee or director plans without any additional prior Commission order. The market value at the time of issuance of stock issued pursuant to stock-based compensation programs would count against the Energy East External Limit. Energy East common stock issued pursuant to an option would count against the Energy East External Limit at such time, if any, that the option is exercised.

        Energy East also has a dividend reinvestment plan under which shares of its common stock may be issued to shareholders reinvesting cash dividends and/or making optional cash investments to purchase additional shares of common stock. Energy East seeks authority for the issuance and sale of its shares in accordance with its dividend reinvestment plan under the authorization and within the limitations set forth in the Application.

        Energy East proposes to issue shares of its common stock under the authorization and within the limitations set forth in the Application in order to satisfy its obligations under each of these existing stock-based plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional Commission order. Shares of common stock issued under these plans may either be newly issued shares, treasury shares or shares purchased in the open market, provided that only the net proceeds from sales of newly issued shares will be counted against the Energy East External Limit.

        Preferred Stock, Preferred Securities and Equity-linked Securities

        Energy East also proposes to issue and sell preferred stock directly and/or issue, indirectly through one or more financing subsidiaries, other forms of preferred securities (including, without limitation, trust preferred securities or monthly income preferred securities). Preferred stock and other forms of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Energy East’s board of directors, and may be convertible or exchangeable into shares of Energy East common stock or unsecured indebtedness.  Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Energy East may also issue and sell equity-linked securities in the form of stock purchase units, which combine a security with a fixed obligation (e.g., preferred stock or debt) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder).11 The dividend or distribution rates, interest rates, redemption and sinking fund provisions, conversion features, if any, and maturity dates with respect to the preferred stock or other types of preferred securities and equity-linked securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by Energy East’s board of directors, negotiation or competitive bidding.

        Energy East contemplates that the preferred stock would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the preferred stock either without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

        Long-term Debt

        Applicants represent that long-term debt would be unsecured and may be issued directly through a public or private placement or indirectly through one or more financing subsidiaries, in the form of notes, convertible notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the long-term debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding at the time of issuance.12

        Energy East also requests authorization to issue and sell from time to time during the Authorization Period debentures in one or more series, subject to the Energy East Debt Limitation. The debentures (a) may be convertible into any other securities of Energy East, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, and (f) may be called from existing investors by a third party. The debentures will be issued under an indenture (the “Indenture”) to be entered into between Energy East and a national bank, as trustee (the “Trustee,” including any successor trustee appointed pursuant to the Indenture).

        Energy East contemplates that the debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities which would resell the debentures either without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

        The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in a purchase agreement or underwriting agreement setting forth such terms; provided, however, that Energy East will not issue and sell any debentures at interest rates in excess of those generally obtainable at the time of pricing or repricing of such debentures for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets.

        Short-term Debt

        Energy East proposes to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, short-term debt, in the form of commercial paper, notes issued to banks and other institutional lenders, and other forms of short-term indebtedness, in an aggregate principal amount at any time outstanding during the Authorization Period not to exceed the Energy East Short-term Limit. Unused borrowing capacity under a credit facility would not count towards the Energy East Short-term Limit. Short-term borrowings under credit lines will have maturities of a year or less from the date of each borrowing. Energy East also may establish bank lines in an aggregate principal amount not to exceed the aforementioned Energy East Short-term Limit. While the agreements may be for periods of three to five years or more, loans under these bank credit lines are expected to have maturities not more than one year from the date of each borrowing.

        Applicants represent that commercial paper issued under any commercial paper facility would be sold, directly or indirectly through one or more financing subsidiaries, in established U.S. or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper would reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper would be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

        Applicants represent that Energy East may engage in other types of short-term debt financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

B.     Utility Subsidiary Financing

        Applicants represent that the issue and sale of most securities by the Utility Subsidiaries of Energy East will be exempt from the pre-approval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most securities offerings by a Utility Subsidiary must be approved by the state utility commission with jurisdiction over such utility. Applicants maintain that certain financings by the Utility Subsidiaries for which authorization is requested in the Application may be outside the scope of the Rule 52 exemption because they will not be subject to state commission approval.

        Accordingly, the Utility Subsidiaries request authorization to issue and sell from time to time during the Authorization Period, directly or indirectly through one or more financing subsidiaries, short-term debt, in the form of commercial paper, notes issued to banks and other institutional lenders, and other forms of short-term indebtedness to the extent they are not otherwise exempt pursuant to Rule 52(a), with maturities of one year or less, up to the following aggregate principal amounts:

Utility Subsidiaries	Aggregate Principal Amount
NYSEG	$275,000,000
Maine Natural Gas	50,000,000
Central Maine	150,000,000
MEPCo	30,000,000
NORVARCO	30,000,000
Southern Connecticut Gas	125,000,000
Connecticut Natural Gas	125,000,000
Berkshire Gas	50,000,000
RG&E	200,000,000

C.      Short-Term Debt of Intermediate Holding Companies

        Applicants state that two of the Intermediate Holding Companies, Connecticut Energy and Berkshire Energy, historically have had short-term debt outstanding under bank credit facilities. Connecticut Energy and Berkshire Energy request authority to issue, sell and have outstanding at any one time during the Authorization Period short-term debt to Energy East or to third party lenders under credit facilities in amounts at any one time outstanding not to exceed $25 million and $10 million, respectively. Applicants represent that this request is consistent with authorization previously granted by the Commission in the Financing Order.

        In addition, RGS requests authority to issue, sell and have outstanding at any one time during the Authorization Period short-term debt securities with maturities of one year or less in the aggregate principal amount of $100 million. Subject to such limitations and pursuant to the terms and conditions set forth herein, RGS may engage in short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established commercial paper markets in a manner similar to Energy East, bank lines, debt securities issued under indentures, or note programs. In addition, RGS will not issue any indebtedness in contravention of any pre-existing orders of any state utility commission. This request also is consistent with authorization previously granted by the Commission in Supplemental Order I.

        The Intermediate Holding Companies also request authorization to issue and sell their securities to Energy East and to acquire the securities of their direct or indirect subsidiaries for the purpose of financing the current or future authorized or permitted businesses of such subsidiaries.

D.     Retention of Intermediate Holding Companies

        In Energy East Corp. et al., Holding Co. Act Release No. 27224 (Aug. 31, 2000) ("Merger Order"), the Commission authorized Energy East to maintain CMP Group, CTG Resources, Berkshire Energy, Connecticut Energy and Energy East Enterprises as intermediate holding companies for a period of up to five years after the consummation of Energy East's acquisition of such companies. The Commission also authorized Energy East to request an order extending such five-year period if necessary. In the Application, Energy East requests that the Commission extend the authorization to maintain these companies within the Energy East system on a permanent basis.

E.     Nonutility Subsidiary Financing

        Applicants maintain that Energy East, through its Nonutility Subsidiaries, is engaged in and expects to continue to engage in energy-related, telecommunications or otherwise functionally related, nonutility businesses, which include, principally, fuel transportation and storage, energy marketing, energy management and demand side services, district heating and cooling, and investments in EWGs, ETCs and "qualifying facilities." To finance investments in such competitive businesses, Applicants maintain that it will be necessary for the Nonutility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. Applicants maintain that, in almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

        To be exempt under Rule 52(b), any loans by Energy East to a Nonutility Subsidiary or by one Nonutility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the borrowing Nonutility Subsidiary is not wholly-owned by Energy East13 directly or indirectly, authority is requested under the Act for Energy East or a Nonutility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Nonutility Subsidiary, Applicants maintain that such company will not sell any services to any associate Nonutility Subsidiary unless the associated purchaser falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost."

F.     Guaranties

        Energy East Guaranties

        Energy East requests authorization to enter into guaranties, obtain letters of credit, enter into expense agreements or otherwise provide credit support to or on behalf of Subsidiaries (collectively, "Energy East Guaranties") as may be appropriate to enable such Subsidiaries to operate in the ordinary course of business, in an aggregate principal amount not to exceed $1 billion issued and outstanding at any one time during the Authorization Period, provided however, that the amount of any Energy East Guaranties in respect of obligations of any EWG, FUCO, or Rule 58 Subsidiary shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. Energy East may charge each Subsidiary a fee for each guaranty provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guaranty (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses).

        Nonutility Subsidiary Guaranties

        In addition to the guaranties that may be provided by Energy East, as described above, Nonutility Subsidiaries request authorization to enter into guaranties, obtain letters of credit, enter into expense agreements or otherwise provide credit support to or on behalf of other Nonutility Subsidiaries (collectively, "Nonutility Subsidiary Guaranties") in an aggregate principal amount not to exceed $750 million issued and outstanding at any one time during the Authorization Period, exclusive of any guaranties and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52.

        Intermediate Holding Company Guaranties

        Applicants state that CTG Resources, an Intermediate Holding Company, has provided guaranties and other forms of credit support on behalf of its subsidiaries. Specifically, CTG Resources has guaranteed $40 million of promissory notes issued by a non-utility subsidiary, TEN Companies, Inc. ("TEN"), that will mature in 2009 ($25 million) and 2010 ($15 million). CTG Resources has also provided guaranties totaling approximately $40.7 million for other financial and contractual obligations of TEN. These include letters of credit totaling $25.7 million backing development authority bonds and other similar contractual obligations of TEN that expire at various times not later than 2025. CTG Resources requests authorization to maintain and replace as necessary these guaranties and other forms of credit support (the "CTG Resources Guaranties") during the Authorization Period and thereafter for so long as the underlying obligations of any subsidiary shall remain outstanding.

        In addition, RGS requests authorization to enter into guaranties, obtain letters of credit, enter into expense agreements or otherwise provide credit support to or on behalf of its subsidiary companies (the "RGS Guaranties") as may be appropriate to enable such companies to operate in the ordinary course of business, in an aggregate principal amount not to exceed $100 million at any one time outstanding during the Authorization Period. Applicants maintain that this request would extend the authorization previously granted by the Commission in Supplemental Order I.

        Applicants maintain that the amount of CTG Resources Guaranties and RGS Guaranties would not count against the limit applied to Nonutility Subsidiary Guaranties. The amount of any guaranties in respect of obligations of any Rule 58 Subsidiary shall also be subject to the limitations of Rule 58(a)(1). Each guarantor may charge its subsidiaries a fee for each guaranty or other form of credit support provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform under the obligation (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses).

G.      Hedging Transactions

        Energy East proposes to enter into, perform, purchase and sell financial instruments intended to manage the volatility of currencies and interest rates, including but not limited to currency and interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). Energy East would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding or anticipated debt by, for example, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities.

        Energy East proposes to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), to fix and/or limit the interest rate or currency exchange rate risk associated with any new issuance. In addition to the use of Hedging Instruments, Anticipatory Hedges may include (i) a forward sale of exchange-traded Government Securities14 futures contracts, Government Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on Government Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on Government Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Government Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges. Energy East may seek to hedge its exposure to currency fluctuations through currency swaps or options and forward exchange or similar transactions.

        Applicants maintain that Hedging Instruments and instruments used to effect Anticipatory Hedges will be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Energy East will determine the optimal structure of each transaction at the time of execution. Off-Exchange Trades would be entered into only with Intermediate Companies or with counterparties whose senior debt ratings are investment grade as determined by Standard & Poor's, Moody's Investors Service, Inc. or Fitch IBCA, Inc. ("Approved Counterparties").

        The Utility Subsidiaries, to the extent such securities are not exempt under Rule 52(a), also propose to enter into Hedging Instruments with third-party Approved Counterparties, but not other Energy East System companies, on the same terms generally applicable to Energy East.15 The Utility Subsidiaries expect to use such authority principally to hedge external debt.

        Applicants assert that Energy East and the Utility Subsidiaries would not enter into transactions in Hedging Instruments for speculative purposes or to finance businesses that are not permitted, authorized or exempt under the Act. Applicants maintain that Energy East will qualify transactions in Hedging Instruments for hedge-accounting treatment under generally accepted accounting principles ("GAAP") in the US. Applicants state that no gain or loss on a Hedging Instrument entered into by Energy East or associated tax effects, will be allocated to the Utility Subsidiaries, regardless of the accounting treatment accorded to the transaction and consequently, the Utility Subsidiaries would not be adversely affected by such transactions.

H.      Changes in Capital Stock of Subsidiaries

        The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Energy East or other intermediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. Applicants maintain that it may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change any such wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Energy East or other intermediate parent company in the instant case. Under such request, a Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.

I.      Financing Subsidiaries

        Energy East and the Subsidiaries (other than Intermediate Holding Companies) request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of such companies through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties. Any Financing Subsidiary may loan, dividend or otherwise transfer the proceeds of such financings to its parent or to other Subsidiaries, provided, however, that a Financing Subsidiary of a Utility Subsidiary will dividend, loan or transfer proceeds of financing only to such Utility Subsidiary. Energy East may, if required, guaranty or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The Subsidiaries may also provide guaranties and enter into expense agreements, if required, on behalf of any Financing Subsidiaries which they organize pursuant to Rules 45(b)(7) and 52, as applicable. The amount of securities issued by a Financing Subsidiary would count against the limitation applicable to its parent for such securities, as if the parent company had issued such securities directly. In such cases, however, the guaranty by the parent of the security issued by its Financing Subsidiary would not be counted against the limitations on Energy East Guaranties, CTG Resources or RGS Guaranties, or Nonutility Subsidiary Guaranties, as the case may be.

J.      Intermediate Subsidiaries

        Energy East requests authorization to acquire, directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other Nonutility Subsidiaries (as authorized by the Commission or permitted under the Act), provided that Intermediate Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities"), as described below, relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Energy East requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities. Such services may be rendered at fair market prices to the extent they qualify for any of the exceptions from the "at cost" standard discussed below.

        Applicants maintain that Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Intermediate Subsidiaries request authority to expend up to $100 million during the Authorization Period on all such Development Activities.

        Applicants maintain that Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Energy East's investments in Nonutility Subsidiaries.

        Applicants maintain that an Intermediate Subsidiary may be organized, among other things, (1) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other Nonutility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Energy East and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Energy East's exposure to state, U.S. and foreign taxes; (7) to further insulate Energy East and the Utility Subsidiaries from operational or other business risks that may be associated with investments in nonutility companies; or (8) for other lawful business purposes.

        Applicants state that investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guaranties issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries or New Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiaries or New Subsidiaries will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by Energy East from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Nonutility Subsidiary pursuant to Rule 52. To the extent that Energy East provides funds or guaranties directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guaranties will be included in Energy East's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

        Applicants maintain that Energy East may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, Energy East may wish to either contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary or sell (or cause a Nonutility Subsidiary to sell) the equity securities of one Nonutility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or Rules thereunder, Energy East requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries, Energy East's ownership interests in existing and future Nonutility Subsidiaries. Applicants maintain that such transactions may take the form of a Nonutility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary, and Intermediate Subsidiaries acquiring, directly or indirectly, the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. Energy East would report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.

K.      Investments In Energy-Related Assets

        The Nonutility Subsidiaries of Energy East request authority to acquire or construct in one or more transactions from time to time during the Authorization Period, nonutility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy-Related Assets"), that would be incidental to the energy marketing, brokering and trading operations of Energy East's Subsidiaries. Nonutility Subsidiaries request authorization to invest up to $500 million (the "Investment Limitation") during the Authorization Period in such Energy-Related Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of such Energy-Related Assets.16 Such Energy-Related Assets (or equity securities of companies owning Energy-Related Assets) may be acquired for cash or in exchange for Common Stock or other securities of Energy East or a Nonutility Subsidiary of Energy East, or any combination of the foregoing. Applicants maintain that if Common Stock of Energy East is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the requested Investment Limitation. The stated amount or principal amount of any other securities issued as consideration in any such transaction will also be counted against the Investment Limitation. Applicants maintain that under no circumstances will any Nonutility Subsidiary acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such company to be considered an "electric utility company" or "gas utility company" as defined under the Act.

L.      Sales of Services and Goods among Nonutility Subsidiaries of Energy East

        Energy East's Nonutility Subsidiaries request authorization to provide services and sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Nonutility Subsidiary purchasing such goods or services is:

o	A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

o	An EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Utility Subsidiaries;

o	A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (i) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than a Utility Subsidiary) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

o	A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or

o	A Rule 58 Subsidiary or any other Nonutility Subsidiary that (a) is partially-owned by Energy East, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary service company (or any other entity that Energy East may form whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

M.      Activities of Rule 58 Subsidiaries within and Outside the United States

        Energy East, on behalf of any current or future Rule 58 Subsidiaries, requests authority to engage in business activities permitted by Rule 58 both within and outside the United States such as:
o	the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing");

o	energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and

o	engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

        Applicants maintain that the Commission authorized such activities in the Financing Order, except with respect to the following activities which were subject to a reservation of jurisdiction: (i) Energy Marketing activities outside the United States and Canada, (ii) the provision of Energy Management Services and Consulting Services anywhere outside the United States, and (iii) other activities of Rule 58 Subsidiaries outside the United States, pending completion of the record. Energy East requests that the Commission continue to reserve jurisdiction over these activities until the record is complete with respect thereto.

N.      Payment of Dividends

        Payment of Dividends by Energy East, the Intermediate Holding Companies and the Utility
        Subsidiaries

        Energy East, the Intermediate Holding Companies (other than Energy East Enterprises), and Central Maine, Southern Connecticut Gas, Connecticut Natural Gas and Berkshire Gas request that the Commission extend the authorization with respect to the payment of dividends previously granted under the Financing Order and the Supplemental Order I. To be consistent with current accounting practice, such companies propose during the Authorization Period: (i) to pay dividends out of capital and unearned surplus in an amount equal to retained earnings prior to their respective mergers with Energy East, and (ii) to pay dividends out of earnings before any amortization of intangibles recognized as a result of their respective mergers, and any impairment of either goodwill or other intangibles recognized as a result of the merger ("Gross Earnings").

        Energy East, the Intermediate Holding Companies and the Utility Subsidiaries represent that they will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. Energy East, the Intermediate Holding Companies and the Utility Subsidiaries also provide that they will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

        Payment of Dividends by Certain Nonutility Subsidiaries

        Energy East requests authorization, on behalf of its current and future Nonutility Subsidiaries, permitting such companies to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus.

        Energy East, on behalf of its Nonutility Subsidiaries, represents that such companies will not declare or pay any dividend out of capital and unearned surplus, except as permitted under the corporate law and state or national law applicable in the jurisdiction where each company is organized and the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders. In addition, none of such companies will declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz Secretary

ENDNOTES

[1]	Energy East Corp., et al., Holding Co. Act Release No. 35-27228 (Sept. 12, 2000).

[2]	Energy East Corp. et al., Holding Co. Act Release No. 27643 (Jan. 28, 2003).

[3]	Energy East Corp. et al., Holding Co. Act Release No. 27794 (Jan. 29, 2004).

[4]	Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

[5]	Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.

[6]	Energy East will in any event be authorized to issue common stock (including pursuant to stock-based plans maintained for shareholders, employees and management) to the extent authorized herein.

[7]	Any convertible or equity-linked securities would be convertible into or linked only to common stock, preferred securities or unsecured debt securities that Energy East is otherwise authorized to issue directly or indirectly through a financing entity on behalf of Energy East.

[8]	Because the limit applies only to securities issued and outstanding during the Authorization Period, when a security is issued during the Authorization Period and later redeemed or retired during the Authorization Period, the aggregate amount issued and outstanding under the limit is reduced and additional financing capacity under the limit is made available.

[9]	Any refunding or replacement of securities where capitalization is not increased as a result thereof will be through the issuance of securities of the type requested in the Application.

[10]	Energy East represents that it will value the equity issued in such circumstances in accordance with the agreement negotiated between the purchaser and the seller.

[11]	Applicants represent that any convertible or equity-linked securities would be convertible into or linked only to common stock, preferred securities or unsecured debt securities that Energy East is otherwise authorized to issue directly or indirectly through a financing entity on behalf of Energy East.

[12]	Applicants represent that any convertible debt issued by Energy East would be convertible only into common stock, preferred securities or unsecured debt securities that Energy East is otherwise authorized to issue directly or indirectly through a financing entity on behalf of Energy East.

[13]	Energy East's current less than wholly-owned Nonutility Subsidiaries are: PEI Power II, LLC and South Glens Falls Energy, LLC.

[14]	Government Securities would include U.S. Treasury obligations or the appropriate government benchmark security for the currency involved in the hedge.

[15]	The terms applicable to Hedging Instruments entered into by the Utility Subsidiaries differ from those applicable to Energy East in the following way. To the extent a Utility Subsidiary incurs a gain or loss on a Hedging Instrument that it has entered into to hedge a currency or interest rate risk associated with a security that such Utility Subsidiary has issued, the gain or loss would be attributed to the Utility Subsidiary.

[16]	Applicants maintain that companies whose physical properties consist of Energy-Related Assets may also be currently engaged in energy (gas or electric or both) marketing activities. To the extent necessary, applicants request authorization to continue such activities in the event they acquire such companies.